Exhibit 99.1

BitFuFu Announces May 2026 Bitcoin Production and Operational Updates

SINGAPORE, June 9, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for May 2026.

“In May, BitFuFu delivered strong operational results with total Bitcoin production rising 22.1% month-over-month to 177 BTC. The more significant story, however, was the strategic shift in our production mix: self-mining output nearly tripled to 90 BTC in May from 32 BTC in April and accounted for more than half of total production. This reflects a deliberate capital allocation decision. We view the current Bitcoin price environment as an attractive long-term accumulation opportunity, and we have proactively shifted resources toward self-mining to build our Bitcoin holdings. We remain confident in Bitcoin’s long-term outlook, and periods of price consolidation are precisely when we seek to accumulate.

Our platform’s flexibility to dynamically reallocate hashrate between self-mining and cloud mining is a key competitive advantage, and we will continue to deploy it with discipline. As our Bitcoin holdings grow to 1,855 BTC, we remain committed to optimizing asset utilization, maximizing fleet efficiency, and creating lasting value for our shareholders through operational excellence and a strong Bitcoin balance sheet,” said Leo Lu, Chairman and CEO of BitFuFu.

May 2026 Highlights (as of May 31, 2026)

	May 2026	April 2026
Bitcoin Held	1,855 BTC	1,812 BTC
Bitcoin Production	177 BTC	145 BTC
Daily Bitcoin Production	5.7 BTC	4.8 BTC
Self-Mining Production	90 BTC	32 BTC
Cloud Mining Production	87 BTC	113 BTC
Hashrate	19.5 EH/s	22.4 EH/s
Self-Owned Hashrate	3.2 EH/s	3.3 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	16.3 EH/s	19.1 EH/s
Average Fleet Efficiency	17.8 J/TH	18.1 J/TH
Power Capacity	346 MW	404 MW

BitFuFu Announces May 2026 Bitcoin Production and Operational Updates

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,855 BTC[1], an increase of 43 BTC from April 30, 2026.

●	Bitcoin Production: 177 BTC (including 87 BTC from cloud mining and 90 BTC from self-mining), representing a 22.1% month-over-month increase. The increase was primarily attributable to the easing of power curtailment at the mining facilities in Ethiopia, resulting in higher miner uptime and increased Bitcoin production.

Hashrate Overview:

●	Total Hashrate Under Management: 19.5 EH/s, compared with 22.4 EH/s in April 2026.

o	Self-Owned Hashrate[2]: 3.2 EH/s.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 16.3 EH/s.

●	Average Fleet Efficiency: 17.8 J/TH

Power and Infrastructure:

●	Total Power Capacity Under Management: 346 MW, a month-over-month decrease of 14.4%.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

[1]	Includes 119 BTC pledged for loans and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces May 2026 Bitcoin Production and Operational Updates

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

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